ATTORNEY ET AL. INC



ANNUAL REPORT

Prepared by MICHAEL LYNN GABRIEL
CEO Attorney Et Al, Inc
1903A Cooley Ave
East Palo Alto, CA 94303
(650) 888-9189
www.attorneyetal.com

Annual Report is dated 4.29.2022

BUSINESS

ATTORNEY ET AL, INC. First dedicated legal social media site for both the public and attorneys. Providing telecommunications and professional networking services, providing blogs, live-streaming of video, online chat rooms, and electronic bulletin boards for the transmission of messages to and from attorneys from potential clients and the public as well as providing free services to attorneys to make their practices more profitable

PREVIOUS OFFERINGS

Between   2019 and May 2020, we sold 5.600 shares Of common stock in exchange for $2.00 per share under Regulation Crowdfunding, The offering was not successful due to the Covid pandemic and the failure to advertise the offering . As a result the offering and was closed after just 4 months and after raising only $11,200 is stock sales. This amount has been held in bank account for reimbursement should any of the purchasers wish to recover their investment

There have been no sales since the original sales of $11,200 and two investors totaling $10,000 have asked and receievd a return of their investment. The company is willing and able to redeem the remaining $1,200 from the investors whenever if they so wish.

REGULATORY INFORMATION

The company has not previously failed to comply with the Requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results 2020 Compared to 2019

2019 - 0.00
2020 -$24000
2021 -$27000

LIQUIDITY AMD CAPITAL RESOURCES

At December 31, 2021, the Company had cash of $21,200. (The Company intends to raise additional funds through equity financing.)

DEBT

The company is debt free without debt of any type or kind

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name MICHAEL LYNN GABRIEL
Michael Lynn Gabriel's current primary role is with the Issuer
Positions and offices currently held with the Issuer:
position : president, Chief Executive Officer, Director and Secretary
Dates of Service; June 28, 2018. present
Responsibilities: Managing Attorney Et Al's Strategy

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom know owned, beneficially, more than 10% of the outstanding shares of Our Common Stock, and (ii) all Of current Officers and Directors as a group We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein. beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or power respect to Shares beneficially owned.

Title Of Class	Name and Address of Beneficial Owner	Amount and Nature Of Beneficial Ownership	Amount and Nature of Beneficial Ownership Aquirable	Percent of Class
Common stock	Michael Lynn Gabriel 1903A Cooley Ave East Palo Alto, CA 94304	10.000,000		98%

RELATED PARTY TRANSACTIONS

OUR SECURITIES

Our authorized capital stock consists of 25 million shares of common stock, no par value per share. As of December 31, 2020, 10,005.600 shares of common stock. shares of common stock are outstanding. Following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

WHAT IT MEANS TO BE A MINORITY HOLDER

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors. changes to our company's governance documents. additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties,

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional slims. In other words, when the company issues more shares. the percentage of the company that you own will decrease, even though the value of the

company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment). employees exercising stock options. or by conversion of certain instruments (c .g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue shares, an Investor could experience value dilution, with each share being worth less than before and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round, " meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

Common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning the securities were issued, unless such securities are transferred:

(1)   to the Company:
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC: or
(4)   to a member of the of the purchaser Or the equivalent, to a trust controlled by the purchaser. to a trust created for the benefit of a member of the family of the purchaser or the equivalent. or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (S 227, 100-503). the issuer certifies that it has reasonable grounds to believe that it meets all Of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

Attorney Et Al, Inc

_____/s/_____
By Michael Lynn Gabriel
Chief Executive Officer

_____

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

l, Michael Lynn Gabriel Principal Executive Officer of Attorney Et Al, Inc, hereby certify that the financial statements of Attorney Et Al, Inc included in this Report true and complete in all material respects

_____/s/ **Michael Lynn Gabriel**_____
Principal Executive Officer
Attorney Et Al, LLC.

FINANCIAL STATEMENTS
(UNAUDITED)
AND
INDEPENDENT ACCOUNTANT'S REVIEW REPORT
December 31, 2021

Principal Executive Officer's Financial Statement Certification

l, Michael Lynn Gabriel. the CEO & Secretary of Attorney Et Al, Inc., hereby certify that the financial statements of Attorney Et Al, Inc. and notes thereto for the periods starting June 28, 2018 to December 31st, 2020 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information to be reported on our federal income tax returns,

For the year 2021 the amounts to be reported on our tax returns were total income loss of $27,000: taxable income of - 0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as April 29, 2022.

   /s/ Michael Lynn Gabriel
        CEO
Date April 29, 2022
Attorney Et Al, Inc



Mario Marcel of Celtax – Certified Public Accountants

6250 Canoga Ave · Suite 345 · Woodland Hills, CA 91367 · Phone (747) 230-4110

ATTORNEY ET AL. INC.

FINANCIAL STATEMENT
(UNAUDITED)

AS OF

DECEMBER 31, 2021



Mario Marcel of Celtax – Certified Public Accountants

6250 Canoga Ave · Suite 345 · Woodland Hills, CA 91367 · Phone (747) 230-4110

Mario Marcel CPA

To Management
ATTORNEY ET AL. INC.
Redwood City, CA

I have reviewed the accompanying statements of assets, liabilities and stockholder's equity as of December 31, 2021 for ATTORNEY ET AL. INC. and the statements of revenues and expenses for the period ended December 31, 2021 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Mario Marcel, CPA   California Board of Accountancy   Member of AICPA

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Woodland Hills, California

Friday, April 29, 2021

ATTORNEY ET AL. INC.
Index to Financial Statements
(unaudited)

Attorney ET AL. LLC
BALANCE SHEET
As of December 31, 2021
(unaudited)

ASSETS

Current Assets	
Bank Accounts	
Checking	$21,200.00
Savings	$0.00
Total Bank Accounts	**$21,200.00**
Total Current Assets	**$21,200.00**
Other Assets	
Startup Costs	
Incorporation Costs	$500.00
Internet Mobile Expense	$505.00
Total Startup Costs	**$1,005.00**
Intangibles	
Legal Books for Continuing Legal Education	$500,000.00
Software Program for Social Media Website	$1,500,000.00
Total Intangibles	**$2,000,000.00**
TOTAL ASSETS	**$2,022,205.00**

LIABILITIES AND EQUITY

Liabilities	$0.00
Total Liabilities	**$0.00**
Equity	
Owners Investment	$2,036,005.00
Raised Capital	$11,200.00
Retained Earnings	$0.00
Net Income	-$25,000.00
Total Equity	**$2,022,205.00**
TOTAL LIABILITIES AND EQUITY	**$2,022,205.00**

Attorney ET AL. LLC
STATEMENT OF OPERATIONS
For the period January 1, 2021 to December 31, 2021,
(unaudited)

Income		
Revenue		
Sales		0.00
Other		0.00
Total Income	$	**0.00**
Cost of Goods Sold		
COGS		0.00
Total Cost of Goods Sold	$	**0.00**
Gross Profit	$	**0.00**
Expenses		
Crowdfunding Offering		12,000.00
Other Operating Expenses		13,000.00
Total Expenses	$	**25,000.00**
Net Operating Income	-$	**25,000.00**
Other Income		
Interest Income		0.00
Total Other Income	$	**0.00**
Net Other Income	$	**0.00**
Net Income	-$	**25,000.00**


Attorney ET AL. LLC
STATEMENT OF CASH FLOWS
For the period January 1, 2021 to December 31, 2021
(unaudited)


OPERATING ACTIVITIES

	-
Net Income	$24,000.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Crowdfunding Offering	$13,000.00
Operating Costs	$12,000.00
Startup Costs	$1,005.00
Accounts Payable	$0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$2,005.00**
	-
Net cash provided by operating activities	**$21,995.00**
INVESTING ACTIVITIES	
Raised Capital	$11,200.00
Owners' Investment	$31,995.00
Net cash provided by investing activities	**$43,195.00**
Net cash increase for period	**$21,200.00**


Attorney ET AL, LLC
STATEMENT OF STOCKHOLDERS' EQUITY
For the period January 1, 2021 to December 31, 2021
(unaudited)


	Common Shares		APIC	Retained Earnings	Raised Capital	Owners Investment	Stockholders' Equity
	Shares	Amount	Amount				
Beg Balance, January 1, 2021	-	-	-	-		-	-
Stock Issuance @ Par .0001	-	-	-	-		-	-
Raised Capital					11,200.00		11,200.00
Owners Investment	-	-	-	-		2,036,005.00	2,036,005.00
Net Loss	-	-	-	(25,000.00)		-	(25,000.00)
End Balance, December 31,2021	-	-	-	**(25,000.00)**	**11,200.00**	**2,036,005.00**	**$2,022,205.00**

NOTE 1 – NATURE OF OPERATIONS

ATTORNEY ET AL, INC. was formed on July 27, 2018 in the State of Wyoming. The balance sheet of ATTORNEY ET AL, INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Palo Alto, California.

ATTORNEY ET AL, INC.. has completed the development of the its Legal Social Media site. www.attorneyetal.com We are in essence the only game in town, i.e. social media site, offering combining everything that an attorney would want in social media under one site. What is now being done partly piecemeal separately among various media sites would be done completely here for free. It is giving freely:

1. *Free Blogs* such as given by *Facebook*

2. *Free Expert Article Posting* **for which an attorney must pay on JDSupra.com**

3. *Free Legal Classified Advertisings* such as offered by **Craigslist**

4. *Free Legal Research Tools*

5. *Free LAWYER TO LAWYER Discussion Boards* which are not offered by anyone for attorneys to attorney

6. *Free CLE Courses* which is not offered by anyone to attorneys

7. *Free ASK A LAWYER Discussion Boards* for the public seeking attorneys for help on their problems and finding an attorney along with specific attorney search features.

Below is a detailed comparison of exactly what is offered now on *Facebook, Twitter* and *LinkedIn* and what we will be providing free.

TABLE OF COMPARABLE SERVICES

	ATTORNEY ET AL	FACEBOOK	LINKEDIN	TWITTER
FREE BLOGS	YES	YES	YES	YES
FREE EXPERT ARTICLE POSTS	YES	NO	NO	NO
FREE LEGAL ADS AND JOB POSTINGS	YES TO BOTH	NO	YES TO JOB POSTINGS	NO
FREE LEGAL RESEARCH AIDS	YES	NO	NO	NO
FREE CLE COURSES	YES	NO	NO	NO
FREE DISCUSSION FORUMS BETWEEN ATTORNEYS	YES	NO	NO	NO
FREE DISCUSSION BOARDS FOR PEOPLE TO POST LEGAL QUESTIONS AND FIND AN ATTORNEY	YES	NO	NO	NO

As stated above, in addition to giving continuing legal education courses away to attorneys for free, Attorney Et Al will also give free web and blog sites to attorneys so they can post their thoughts ideas etc just as on *Facebook* and **Twitter**. In addition to the free cle courses and web sites, Attorney Et Al will have a discussion forum and well as a site for attorneys to post articles. Such an article posting service is currently be doing done at the paid site *JDSupra.com* but it does not offer the free cle or our free web sites. The significance of the free social media attributes is that is allows attorneys to showcase their professional skills. By posting their articles or participating in discussion boards they can advertise their professionalism and legal expertise so as to generate more business. Other attorneys and potential clients can see their articles, use them for research, ask questions and make referrals.

The success of our dedicated legal social media is obvious by the sheer number of free social media services which we will be offering as opposed the other general social media sites, *Facebook, Twitter* and *LinkedIn*. Our success is predicated on both being the first legal social media site for attorneys and also on offering every type of service free which an attorney would seek to make his practice both more effective and profitable.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include:

1. A rise in competition by other social media companies such as Facebook, TwItter or Linkedin wishing to develop a professional social media operation

2. A change in the economics of operation of a social meida sire on the Internet

3. A change in the economy affecting the feasibility of a legal social site,

4. New legal regulation which make the continuation of the company unfeasible or unprofitable,

These adverse conditions could affect the Company's financial condition and the results of its operations.

Current Assets

The current assets consist of the following:

1, The current proprietary dedicated and comprehensive legal social media web site constructed by the members and contributed to the company during the three year period prior to the inception of the company.

2, The continuing legal education approval in the name of Attorney Et Al which takes two years of operation as a CLE provider to obtain for the states of California Colorado and Florida

3, The copyrights for the seventeen legal books authored by Michael Lynn Gabriel along with the online lectures pertaining thereto

4. The copyrights for the computer programming created and developed in the last three years prior to the company's Inception so as to be able to offer the free services presented on the Internet web site

The fair market value necessary to replicate the entire dedicated legal social media site from scratch is $2,000,000 based on the direct time, efforts and contributions of the members

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from Internet advertising on the legal social media site. Once 1 million hits per month on the internet site is attained, the company becomes viable for an Internet advertising contract with either or both of the major Internet advertisers Google AdSense and InfoLinks.

Revenues for advertising hosted on the site will be earned when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes

The Company is taxed as a "Limited Liability Company.   Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – MEMBERS' EQUITY
LLC Units

There is only one class of members' equity which is percentage of ownership. No shares in the company are issued. There is only one (1) member who own the 100% interest. as follows;

5 – SUBSEQUENT EVENTS

The following events occurred subsequent to December 31, 2021:

The company converted the business entity from an LLC to a Corporation as of January 2, 2019. Common shares have also been authorized as of January 2, 2021 which consists of two classes of common shares.

Class A common shares having a total number of twenty five million (25,000,000) voting shares
Class B common shares having a total number of ten million (10,000,000) non voting shares